Transforming Cybersecurity Through Collective Defense Management Presentation August 2021 Filed by LGL Systems Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: LGL Systems Acquisition Corp. Commission File No. 333-256129

Disclaimers This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between IronNet Cybersecurity Inc. (“IronNet”) and LGL Systems Acquisition Corp. (“LGL”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will LGL, IronNet or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither IronNet nor LGL has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of IronNet or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of IronNet and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should, should,” would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of future financial performance and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of IronNet and LGL and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IronNet and LGL. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of IronNet or LGL is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to IronNet; risks related to the performance of IronNet’s business and the timing of expected business or revenue milestones; the effects of competition on IronNet’s business; the amount of redemption requests made by LGL’s stockholders; the ability of LGL or IronNet to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future; risks related to the inability to recognize the anticipated benefits of IronNet partnerships, including with Mandiant; risks related to IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technolopgies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet and those factors discussed in LGL’s registration statement on Form S-4 (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission. (the “SEC”) on August 6, 2021, under the heading “Risk Factors,” and other documents LGL has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LGL nor IronNet presently know, or that LGL nor IronNet currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LGL’s and IronNet’s expectations, plans or forecasts of future events and views as of the date of this Presentation. LGL and IronNet anticipate that subsequent events and developments will cause LGL and IronNet’s assessments to change. However, while LGL and IronNet may elect to update these forward-looking statements at some point in the future, LGL and IronNet specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing LGL’s and IronNet’s assessments of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. LGL and IronNet assume no obligation to update the information in this presentation. Important Information and Where to Find It This presentation relates to the Proposed Business Combination. LGL has filed with the SEC the Registration Statement, which includes a definitive proxy statement/prospectus, as amended, distributed to LGL’s and IronNet’s stockholders. LGL has mailed the definitive proxy statement/prospectus to stockholders of LGL as of the record DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATOIN. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfns.ai. Participants in the Solicitation LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the Proposed Business Combination are set forth in the proxy statement/prospectus included in the Registration Statement. Certain Disclosures and Other Considerations

Our Mission “We are on the brink of a digital arms race, where adversaries are using cybersecurity attacks as an element of national power for everything from destruction, to intelligence-gathering, to extortion-an existential economic threat. Attacks continue to grow in sophistication, size, and number, and are emerging as the biggest crisis of our generation.” - Former Director of NSA and Founder of U.S. Cyber Command IronNet addresses a problem decades in the making with a differentiated solution - AI-driven behavioral analytics and Collective Defense Change picture

Exceptional Public Company Ready Leadership

Management



General (Ret.) Keith Alexander
Co-CEO and Chairman

World-leading cybersecurity expert; founder of U.S. Cyber Command



Bill Welch
Co-CEO and Board Member

Former President of Duo and COO of ZScaler



Jamie Gerber
Chief Financial Officer

Experienced financial leader

Board of Directors



Don Dixon
Co-Founder, Managing Director, ForgePoint Capital



Ted Schlein
Managing Partner, Kleiner Perkins



Mike McConnell
Former Director, National Intelligence, Former Director, National Security Agency



Mike Rogers
Former Chairman, House Permanent Select Committee on Intelligence



Jack Keane
Chairman, Institute for the Study of War, Retired Four-Star General, Former Vice Chief of Staff, US Army



André Pienaar
Managing Partner, C5 Capital



Jan Tighe
Retired Vice Admiral, Former Deputy Chief of Naval Operations for Information Warfare and Director, Naval Intelligence, US Navy



Mary Gallagher[1]
Board of Directors & Audit Committee Chairwoman, LGL Former CFO of Sikorsky Aircraft



Rob LaPenta[1]
Co-Founder, Boundary Group; Former VP of M&A and Corporate Strategy, L-1 Identity Solutions

(1) Mary Gallagher and Rob LaPenta are not currently members of the board, but they are expected to be should the contemplated transaction consummate.

4
IronNet Proprietary
IronNet

The Problem Scare Qualified Human Capital Increased Velocity of Attacks Scarcity of Qualified Human Capital Network No Longer the Perimeter Defense in Isolation is Failing Current Tools are Rear-facing and Insufficient

IronNet's Vision: Transforming Cybersecurity

A problem decades in the making is now addressed with a differentiated solution—AI-driven behavioral analytics and Collective Defense

2010	2014	2016	2018	2020+
U.S. Cyber Command	***Founded***	***IronDefense***	***IronDome***	***Movement to Scale***
■ Deep analysis of network data ■ Cross-agency information sharing	■ Collective Defense taken to private sector ■ First patents filed	■ AI-driven Behavioral analytics applied to network detection ■ Proof of value	■ First companies join IronDome ■ Cornerstone customers for mission	■ Expand commercial footprint ■ Cornerstone to Community customer momentum

2010–2015
Advanced Persistent Threats

Buckshot Yankee
Deep Panda

2015–2020
+Ransomware

WannaCry
NotPetya

2020+
+Supply Chain Attack

SolarWinds / SUNBURST

6
IronNet Proprietary

The Value of Collective Defense


AI-Driven Behavioral Analytics Platform
1.98 Trillion
Flows Ingested
paloalto
Firewalls
CROWDSTRIKE
Endpoints
aws
Anti-Phishing
Mobile Devices
Antivirus
Network Deployed
Azure
Datacenter
IronNet Digital Detect
Cloud Deployed
SIEM
SOAR
4.6 Million
Alerts Detected with Behavioral Analytics
15,093
High Severity Alerts Prioritized with Expert System
8,601
Correlated Alerts
60% of your alerts are already being worked by others
IronDefense
IronDome
2,089
Indicators of Compromise Reported
IronNet
112,806
Cumulative Threat Intel Reports Developed

Notes: Represents full-year data for calendar year 2020 except for cumulative number.

7 IronNet Proprietary IronNet

Dome Creation: Cornerstone and Community Customers 10,000+ potential Cornerstone customers with 100,000+ potential Community customers US States Nations Current & Identified Domes Energy Finance Defense Insurance Multinational Software Telecom IronDome Enterprise Oil & Gas Energy

Relied on by Nations, States, and Enterprises for Cyber Defense Both private and public sector customers trust IronNet for AI-driven behavioral analytics and Collective Defense Partners Enterprises Government 2 of the Top 3 Largest Hedge Funds 8 of the Top 10 Energy Companies Large APJ Investment Fund with Portfolio Companies Top Asian Mobile Phone Operator Global Consumer Products Company Mid-size Bank Conglomerate A Top 5 Largest Investment Manager Two DoD Branches Four U.S. State Agencies Top Global Technology Company Global European Bank

Multi-Dimensional Innovation and Growth Strategy Cloud Acceleration & Industry Tailwinds Expansion within Existing Domes Add New Cornerstone Customers International Expansion Strategic M&A

Financial Highlights

Commentary

Memo: Fiscal Year Ends January 31; therefore, FY22 approximates CY21, FY23 approximates CY22, etc.

- Scaling and repeatable recurring revenue model
- Natural expansion within customers and Domes drives strong net retention
- High gross margins with falling cost structure
- Fully ramped sales force with rapidly expanding pipeline
- Efficient unit economics underpinned by unique "double flywheel"

FY Revenue

($ in millions)

FY21E – FY25E CAGR: 78%



$23
3
20
71%
$29
4
24
73%
$43
2
41
74%
$111
7
104
74%
$185
9
175
77%
$287
14
273
78%
FY20A
FY21A
FY22E
FY23E
FY24E
FY25E
Approx.
CY19
CY20
CY21
CY22
CY23
CY24
Software
Services
% Gross Margin

ARR



$15
$26
72%
$75
191%
$129
72%
$207
61%
$319
54%
FY20A
FY21A
FY22E
FY23E
FY24E
FY25E
ARR
% Growth

Billings



$23
$43
85%
$80
87%
$146
82%
$229
56%
$349
53%
FY20A
FY21A
FY22E
FY23E
FY24E
FY25E
Billings
% Growth

Note: Fiscal Year ends January 31.
Source: Management projections.

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IronNet Proprietary
IronNet

Valuation Benchmarking

Comparable High Growth Security and Data Analytics Companies

EV / CY21E Revenue[1]



EV / FY22E
Next-Gen Security Comparables
Median: 46.7x
Next-Gen Data Analytics Comparables
Median: 29.4x
21.6x
46.8x
62.1x
29.7x
46.6x
24.9x
33.9x
IronNet
zscaler
CLOUDFLARE
okta
CROWDSTRIKE
C3.ai
Palantir

EV / CY22E Revenue[2]



EV / FY23E
Next-Gen Security Comparables
Median: 34.6x
Next-Gen Data Analytics Comparables
Median: 22.4x
8.4x
35.2x
46.3x
21.6x
34.1x
18.5x
26.2x
IronNet
zscaler
CLOUDFLARE
okta
CROWDSTRIKE
C3.ai
Palantir

Source: Management projections, comparable company SEC filings, FactSet as of August 6, 2021.

(1) IronNet FYE January 31; for IronNet, revenue represents FY22E of $43.0mm. For comparable companies, revenue represents CY21E.

(2) IronNet FYE January 31; for IronNet, revenue represents FY23E of $110.8mm. For comparable companies, revenue represents CY22E.

12 IronNet Proprietary IronNet

Transaction Overview

Overview

- PIPE to facilitate LGL Systems Acquisition Corp. (“LGL”, NYSE: DFNS) business combination with IronNet Cybersecurity, Inc. (“IronNet”) at a total pro forma enterprise value of $927mm

Financing

- Existing IronNet shareholders will roll the entirety of their equity holdings into the combined company and are expected to receive ≈72% of the pro forma equity, assuming no redemptions
- ≈$173mm LGL cash held in trust, assuming no redemptions
- $125mm, additional PIPE equity, 10% of pro forma equity, assuming no redemptions
- ≈$267mm of total current assets expected at closing, assuming no redemptions

Use of Proceeds

- Sales and marketing expansion, research and development to accelerate product offerings, and inorganic growth through accretive M&A
- Funded solely by LGL cash in trust after redemptions and proceeds from the PIPE

Valuation

- Total pro forma enterprise value of $927mm
  - Represents 21.6x FY22E and 8.4x FY23E Revenue(1)
  - Implied pro forma equity value of $1.2bn, assuming no redemptions
- Attractive valuation with transformational cybersecurity platform uniquely positioned to defend against rising threats

(1) Fiscal year ends Jan 31. CY21 approximates FY22, CY22 approximates FY23, etc. FY22E revenue of $43mm. FY23E revenue of $110.8mm.

13 IronNet Proprietary IronNet

Investment Rationale

Transforming Cybersecurity through Collective Defense

IronNet

1 **Large and Rapidly Growing TAM**
IronNet addresses a market gap in detecting the most sophisticated threats and non-signature based attacks; highly actionable adjacent markets

2 **Transformational Platform**
IronNet's AI-driven behavioral analytics approach and intelligence correlation is redefining cybersecurity through Collective Defense

3 **Exceptional and Experienced Leadership**
IronNet's leadership combines technical knowledge, vision, and the ability to execute the Company's mission

4 **Compelling Financial Profile**
Financial profile reflective of rapid TAM penetration through superior product and unique, top-down sales motion

5 **Cybersecurity with a Mission**
IronNet is committed to protecting society through security for global industry, governments, and healthcare providers

14 IronNet Proprietary IronNet

Thank You